Exhibit 99.1

Collective Mining Advances Guayabales Exploration Adit Toward Q4-2026 Construction; Underground Drilling at Trap to Commence in Q1-2027

  A 1.8-kilometer switch-back access road connecting the Pan American Highway to the proposed exploration adit portal has been completed; portal platform and box-cut activities are set to begin immediately
  With all required permits in hand, construction of the exploration adit remains on track to commence in Q4-2026
  Underground exploration drilling is expected to begin in Q1-2027 at the newly identified Trap East greenfield target, marking the start of an underground exploration program designed to systematically test Trap, Apollo's Ramp Zone and Plutus

MIAMI, Aug. 18, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to report that considerable progress has been made across the engineering, site preparation, and operational readiness workstreams required to support the development of the exploration adit at the Company's Guayabales Project in Caldas, Colombia. With the 1.8-kilometer access road now complete, the Company is advancing immediately into portal platform and box-cut activities. The exploration adit is on schedule for commencement of construction in Q4-2026 and underground exploration drilling at Trap beginning in Q1-2027.

An accompanying video featuring recent footage of the early construction activities underway is available here: https://youtu.be/WHDISklkvfo

Ari Sussman, Executive Chairman, stated: "We are excited to begin drilling the Trap System from underground, as we will be able to rapidly test the system from suitable drilling angles while testing for extensions to the mineralization. Following a recent detailed review with our geological team, I am confident that Trap has all the potential to develop into a second large-scale precious-metal system at Guayabales. A key advantage to the Trap System is its proximity to both the exploration adit portal and the proposed future mining infrastructure. Should our underground drilling confirm the system as we expect, Trap would provide a second independent working front alongside Apollo, enhancing mill feed flexibility in a future mining scenario. On a final note, given the amount of mineralization we have found across the Guayabales Project through limited surface drilling to date, I am not discounting the possibility that we end up discovering yet another mineralized system as the exploration adit advances to its final destination at the Apollo System."

Ned Jalil, Chief Executive Officer, commented: "We are pleased with the rapid progress being achieved on site as we advance toward breaking ground on the exploration adit in Q4-2026. Once established, the adit will fundamentally expand the way we can explore Guayabales. Underground access will enable us to drill-test Apollo's Ramp Zone, the Trap System and the Plutus Target over more than a vertical kilometer from optimal orientations that are not available from surface. We remain firmly on track to meet our planned milestones and look forward to providing further updates as work progresses."

Details (See Figures 1-3)

A 1.8-kilometer access road to the portal location has been completed by upgrading an existing path from the Pan American Highway. The road now reaches the planned portal area, enabling immediate commencement of a box-cut and portal platform construction.

Early works remain aligned with the Company's execution schedule, which targets the start of adit construction in Q4-2026. Under the current timeline, initial underground drilling of the newly generated greenfield target Trap East is scheduled for Q1-2027. Drilling of the Trap Main System is expected to begin in H2-2027 once the adit has advanced sufficiently to allow construction of a cross-cut, followed by drilling of both the Plutus Target and the Ramp Zone in 2028.

The selected portal location and access-road alignment lie within the area anticipated for future project infrastructure. Proximity to the Pan American Highway and existing power infrastructure will support efficient execution of the current exploration program and longer-term project planning.

Consistent with the Collective Way, the Company is prioritizing local employment and procurement opportunities. Much of the current early works program workforce has been sourced from communities within the Department of Caldas.

All activities are being completed in accordance with the Company's health and safety standards. Safety measures have been embedded into the engineering designs, contractor management and execution plans. The Company continues to advance according to all applicable regulations required by regional authorities to support current and future phases of the project.

Trap System – Historical Drill Highlights*

Mineralization at the Trap system outcrops at surface and has been sparsely drill tested along a 1.4-kilometer-long northwest-southeast directed corridor. The system extends up to 900 meters vertically below surface, and remains open along strike and at depth. Notably, the planned exploration adit is positioned to intersect the currently known southeastern end of the Trap mineralized corridor.

The Company currently has one rig testing for mineralization extending up to 200 meters further northwest than all prior drilling, with initial results expected in late September. Previously announced drilling highlights demonstrated both broad zones of continuous mineralization and discrete high-grade vein zones, including:

  632.25 meters @ 1.10 g/t AuEq from 172.65 meters, including 51.50 meters @ 2.73 g/t AuEq and 46.35 meters @ 2.41 g/t AuEq (TRC-7A)
  646.00 meters @ 0.81 g/t AuEq from 19.50 meters, including 301.50 meters @ 1.01 g/t AuEq (TRC-2)
  174.45 meters @ 1.19 g/t AuEq from 485.15 meters, including 40.85 meters @ 3.76 g/t AuEq (TRC-11)
  30.00 meters @ 4.96 g/t AuEq from 11.85 meters (TRC-14)
  200.85 meters @ 1.06 g/t AuEq from 4.55 meters, including 40.50 meters @ 4.01 g/t AuEq (TRC-30)
  2.80 meters @ 234.15 g/t gold from 122.00 meters, including 0.80 meters @ 816 g/t gold (TRC-26)
  1.30 meters @ 49.30 g/t gold from 18.15 meters (TRC-25)

*AuEq values are presented as originally reported in the applicable press releases. Please reference the corresponding release for further details on the metal-equivalent calculations.

Figure 1: Conceptual Illustration of the 3-Kilometer Long Exploration Adit at the Guayabales Project - Note: Internal engineering studies for the exploration adit have not been independently reviewed by a QP and are not supported by a technical report or other study prepared in accordance with NI 43-101.

Trap Main System
Surface Drilling Underway,
Underground Drilling H2, 2027
OPEN
OPEN
200.85m @ 1.06 g/t AuEq from 4.55m
Incl. 40.50m @ 4.01 g/t AuEq
TRC-30
TRC-7A
632.25m @ 1.10 g/t AuEq from 172.65m
30.00m @ 4.96 g/t AuEq from 11.85m
TRC-14
TRC-25
1.4 Km of confirmed mineralized strike length and open in both directions along strike
Trap East Target
Greenfield
Drilling H1, 2027
Trap Crosscut (700 meters)
Entrance
Planned Drill Chamber
Exploration Adit
1.30m @ 49.30 g/t Au from 18.15m
2.80m @ 234.15 g/t Au from 122.00m
TRC-26
Legend
Prior Assay Results
AuEq (g/t)
> 2
1 - 2
0.5 - 1
0.2 - 0.5
< 0.2
N
0
200
Meters

Figure 2: Plan View of the Trap System Highlighting the Location of the Underground Exploration Adit, Trap Cross-Cut and Proposed Drilling Chambers to Test the Trap East Greenfield Target and Trap Main System

COLLECTIVE MINING
Drill Plan for 2026: Up to Fourteen Rigs
Trap Target: Drilling Q2, 2026
632.25m @ 1.10 g/t AuEq
Plutus Target: Drilling Q3, 2026
136.45m @ 1.31 g/t AuEq
APOLLO SYSTEM
High-Grade Subzone: Drilling
150.55m @ 6.16 g/t AuEq within
534.40m @ 2.70 g/t AuEq
High-Grade Ramp Zone: Drilling
58.10m @ 21.33 g/t Au
ME Target
111.25m @ 1.0 g/t AuEq
Box Target
55.00m @ 1.22 AuEq
X Target
12.85m @ 503 g/t AgEq
TRC-7A
APC143-D3
APC104-D1
PNC-2
APC-81
BOXC-10
XTC-1
3 Km Underground Exploration Adit
1.75 Km
Panamerican Highway
Hydro Power Line
Proposed Access Tunnel
Access Road
Future Mine Infrastructure
N
Aris Mining's multi-million ounce Marmato gold deposit. In construction targeting 200,000oz/pa beginning late 2026
0
1000
Meters
Legend
Major Mineralized System
Target
Permitted Operating Mine

Figure 3: Plan View of the Guayabales Project Highlighting Various Targets and the Location of the 3-Kilometer Underground Exploration Adit for Which Construction Will Begin in Q4, 2026

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Northern Apollo Oxidized area, drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the Nasdaq and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 18-AUG-26